UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42566

WF HOLDING LIMITED

(Translation of registrant’s name into English)

Lot 3893, Jalan 4D

Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia

60-378471828

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Information contained in this report

On October 14, 2026, WF Holding Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors in connection with a registered direct offering for the offer and sale of 12,000,000 units (each, a “Unit”), with each Unit consisting of (i) one ordinary share of the Company with a par value of $0.00025 per share (each, an “Ordinary Share”) or in lieu thereof, one pre-funded warrant (each, a “Pre-Funded Warrant”) to purchase one Ordinary Share at an exercise price of $0.001 per share, and (ii) one warrant (each, a “Warrant” and, collectively with the Ordinary Shares, the Pre-Funded Warrants and the Ordinary Shares issuable upon exercise of the Pre-Funded Warrants and the Warrants, the “Securities”), at a purchase price of $1.50 per Unit (or $1.499 per Unit including a Pre-Funded Warrant) in a registered direct offering (such offering, the “Offering”).

Each Warrant has an exercise price of $1.50 per Ordinary Share, is exercisable immediately upon issuance and will expire on October 14, 2027. The Warrants include provisions for cashless exercise if, at the time of exercise, there is no effective registration statement for the issuance of the underlying Ordinary Shares. Additionally, holders of Warrants may, at any time and in their sole discretion, exercise their Warrants in whole or in part by means of a “zero price exercise,” pursuant to which each Warrant that would otherwise be exercisable for one Ordinary Share for cash will entitle the holder to receive nine (9) Ordinary Shares, without payment of any exercise price. Accordingly, up to 108,000,000 Ordinary Shares may be issuable in the aggregate upon zero price exercise of all Warrants issued at the initial closing, subject to the terms and conditions therein. Any Warrant that remains outstanding on its termination date will be automatically exercised on such date.

The aggregate gross proceeds to the Company from the Offering were approximately $18,000,000, before deducting placement agent fees and other offering expenses and excluding any proceeds that may be received upon the exercise of the Warrants or pursuant to the Additional Allocation (as defined below). The Company intends to use the net proceeds for working capital and general corporate purposes, and has agreed under the Purchase Agreement not to use the net proceeds for the satisfaction of debt (other than trade payables in the ordinary course of business), the redemption of Ordinary Shares or Ordinary Share equivalents, or the settlement of outstanding litigation.

Pursuant to the Purchase Agreement, each investor has the right (the “Additional Allocation”) to purchase, at the same purchase price and on the same terms, up to 100% of the number of Ordinary Shares and/or Pre-Funded Warrants, together with the accompanying Warrants, purchased by such investor at the initial closing of the Offering, at any time on or before the date that is thirty (30) calendar days following the initial closing date, by delivery of one or more written notices, each covering an aggregate purchase price of not less than $300,000.

Pursuant to the Purchase Agreement, subject to certain exceptions, the Company has agreed that for thirty (30) days after the closing date it will not issue any Ordinary Shares or Ordinary Share equivalents or file any registration statement (other than a registration statement on Form S-8), and will not effect or enter into any variable rate transaction. The Company has also agreed to suspend all additional advances, drawdowns and issuances under its standby equity purchase agreement, dated July 30, 2026, with Javelin Global Investors Limited until the date that is forty-five (45) calendar days following the initial closing date, and not to enter into or utilize any new at-the-market offering, equity line of credit or similar facility during such period without the consent of investors holding a majority in interest of the Securities. In addition, the Company’s directors, officers and holders of 5% or more of the Ordinary Shares have entered into lock-up agreements with the Placement Agent.

The Company entered into a placement agency agreement (the “Placement Agency Agreement”) dated October 14, 2026, with Univest Securities, LLC (the “Placement Agent”). Pursuant to the Placement Agency Agreement, the Company engaged the Placement Agent to act as the Company’s exclusive placement agent in connection with the Offering on a reasonable best efforts basis. Pursuant to the Placement Agency Agreement, the Company agreed to pay the Placement Agent a cash fee equal to seven percent (7.0%) of the aggregate gross proceeds raised in the Offering, and a non-accountable expense reimbursement and out-of-pocket expenses, including legal counsel fees and disbursements, in an amount not to exceed an aggregate of $50,000.

The Offering closed on October 15, 2026.

The Securities were offered and issued pursuant to a prospectus supplement dated October 14, 2026 filed with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b)(5), supplementing the prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-296397), which was filed with the Commission on June 1, 2026 and became effective on June 10, 2026.

Ogier, Cayman Islands counsel to the Company, has issued an opinion to the Company regarding the validity of the Ordinary Shares, including the Ordinary Shares issuable upon exercise of the Pre-Funded Warrants and the Warrants.

The foregoing descriptions of the Purchase Agreement, the Placement Agency Agreement, the Pre-Funded Warrants and the Warrants do not purport to be complete and are qualified in their entirety by copies of such documents filed as Exhibits 10.1, 10.2, 4.1 and 4.2, respectively, to this Form 6-K and are incorporated herein by reference.

On October 14, 2026, the Company issued a press release announcing the Offering. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
4.2	Form of Warrant
5.1	Opinion of Ogier
10.1	Form of Securities Purchase Agreement, dated October 14, 2026, by and between the Company and the purchasers named therein
10.2	Placement Agency Agreement, dated October 14, 2026, by and between the Company and Univest Securities, LLC
23.1	Consent of Ogier (included in Exhibit 5.1)
99.1	Press Release dated October 14, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 15, 2026

WF Holding Limited

By:	/s/ Leah Siang Ling
Name:	Leah Siang Ling
Title:	Co-Chief Executive Officer

By:	/s/ Chee Hoong Lew
Name:	Chee Hoong Lew
Title:	Co-Chief Executive Officer

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